Exhibit 12

SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Three Months ended March 31,
	2009	2008
Earnings
Net income	$48	$95
Income from equity investee	(3)	(4)
Pre-tax income before income from equity investee	45	91

Fixed charges	16	21
Distributed income of equity investee	4	4
Capitalized interest	-	(1)
Total earnings available for fixed charges	$65	$115

Fixed charges
Interest and debt expense	$16	$21

Ratio of earnings to fixed charges	4.1	5.5

For purposes of computing these ratios, earnings means net income before:
· income from equity investee, adjusted to reflect actual distributions from equity investment; and
· fixed charges;
less:
· capitalized interest.

Fixed charges means the sum of the following:
· interest costs;
· amortization of debt costs; and
· that portion of rental expense which we believe represents an interest factor, which was not material for the quarters ended March 31, 2009 and 2008.